

SEC

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MAR 02 2020

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20008283

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 15009

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

<p style="text-align:center">MM/DD/YY   MM/DD/YY</p>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Square

(No. and Street)

Indianapolis	IN	46282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan K. Hartley (317)285-2183

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

101 West Washington Street, Suite 1300	Indianapolis	IN	46204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Matthew Fleetwood_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __OneAmerica Securities, Inc._____, as of __December 31_____, 20 __19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
President
Title

_Janice C Hall_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or; if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OneAmerica Securities, Inc.

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2019

OneAmerica Securities, Inc.
December 31, 2019

Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of OneAmerica Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OneAmerica Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, of changes in stockholder's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital required under the Securities and Exchange Commission Rule 15c3-1 and the computation for determination of reserve requirements and information related to possession and control requirements under Securities and Exchange Commission Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital required under the Securities and Exchange Commission Rule 15c3-1 and the computation for determination of reserve requirements and information

PricewaterhouseCoopersLLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T:(317) 222 2202, F: (317) 940 7660, www.pwc.com/us



pwc

related to possession and control requirements under Securities and Exchange Commission Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Indianapolis, Indiana
February 28, 2020

We have served as the Company's auditor since 1982.

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	5,723,563
Deposits with clearing broker and clearing organization		105,000
Accrued commissions receivable		3,287,185
Prepaid expenses		38,322
State income tax receivable		48,331
Deferred tax asset		154,933
Total assets	$	9,357,334

Liabilities and stockholder's equity

Liabilities

Commissions payable	$	3,214,610
Accounts payable and accrued expenses		641,630
Due to parent, net		322,572
Federal income tax payable		245,954
Total liabilities		4,424,766

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	30,000
Additional paid-in capital	6,167,000
Accumulated deficit	(1,264,432)
Total stockholder's equity	4,932,568
Total liabilities and stockholder's equity	$ 9,357,334

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Operations
For year ended December 31, 2019

Revenues

Commissions and fees	$	18,129,972
Revenue sharing income		15,757,855
Investment advisor fee income		5,482,226
Other		1,071,979
Total revenues		40,442,032

Expenses

Sales commissions	14,122,496
Revenue sharing expense	15,757,855
Investment advisor fee expense	4,027,460
Salaries and employee benefits	1,850,543
General office expenses and administration	2,836,514
Regulatory licenses, payroll taxes and fees	299,035
Other	256,243
Total expenses	39,150,146
Net income before taxes	1,291,886

Income tax provision—federal and state (Note 3)		271,038
Net income	$	1,020,848

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
For year ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2018	$ 30,000	$ 6,167,000	$ (1,785,280)	$ 4,411,720
Net income	-	-	1,020,848	1,020,848
Dividends paid to American United Life	-	-	(500,000)	(500,000)
Balance at December 31, 2019	$ 30,000	$ 6,167,000	$ (1,264,432)	$ 4,932,568

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Cash Flows
December 31, 2019

Cash flows from operating activities	
Net Income	$ 1,020,848
Adjustments to reconcile net income to net cash provided by operating activities	
Net changes in assets and liabilities	
Decrease in accrued commissions receivable	13,987
Increase in prepaid expenses	(15,888)
Increase in income tax receivable	(40,450)
Increase in deferred tax asset	(71,148)
Increase in commissions payable	244,885
Increase in accounts payable and accrued expenses	269,666
Increase in income tax payable	208,170
Decrease in due to parent	(1,005,870)
Total adjustments	(396,648)
Net cash provided by operating activities	624,200
Cash flows from financing activities	
Dividends paid to American United Life Insurance Company	(500,000)
Net cash used in financing activities	(500,000)
Net increase in cash	124,200
Cash, beginning of year	5,599,363
Cash, end of year	$ 5,723,563
Supplementary information	
Net cash paid to parent for income taxes	$ 139,033

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Notes to Financial Statements
December 31, 2019

1. **Organization and Significant Accounting Policies**

   Organization and Nature of Business

   OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with FINRA, the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sale of equity and fixed income securities. The Company is a dually registered introducing broker-dealer and registered investment advisor offering stock and bond trading, mutual funds, variable annuities, variable life insurance, fee-based asset management, alternative investments, real estate investment trusts ("REIT") and fee-based financial planning.

   Basis of Accounting

   The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Revenue

   Disaggregated Revenue

Financial planning and consultation fees	$	20,350
RIA advisory fees		5,461,876
Annuities		8,409,556
General securities		469,353
Mutual funds		2,119,810
12b-1 fees and trails		6,712,834
Revenue sharing		15,757,855
Administrative service agreement with parent		1,044,728
Other		305,113
Total revenue from contracts with customers	$	40,301,475
Revenue unrelated to contracts with customers		140,557
Total revenue	$	40,442,032

   Financial Planning and Consultation Fees:

   Financial planning and consultation is offered as a service by the Company. Financial planning and consultation services include meeting with the client to draft a plan that includes a detailed analysis and recommendation that may encompass specific areas such as net worth, budget and cash flow, income tax, educational analysis, insurance and risk management, retirement, estate planning and investment analysis. The Company charges an agreed upon fee for financial planning services between the client and the investment advisory representative ("IAR"). Financial consultations require an itemized invoice and are based on an hourly rate. The Company's performance obligation is considered complete once the completed plan is delivered to the client. Financial planning and consultation fee revenue is reported within Investment Advisor Fee Income in the Statement of Operations.

1. **Organization and Significant Accounting Policies (*continued*)**

   RIA Advisory Fees:

   Registered investment advisory ("RIA") services are offered by the Company through agreements with third party investment advisors ("Advisor"). The Company's performance obligation is for the IAR to recommend the investment advisory services of the advisor. The IAR may serve as a liaison between the advisor and the client. Advisory fees are earned as a percentage of assets under management ("AUM") and may be received by the Company in either advance or arrears depending on the terms of the agreement with the advisor. Revenue from fees paid in advance are recognized as earned over time. Revenue from fees paid in arrears are deemed variable consideration and recognized when they can be estimated without risk of significant reversal since the amount to be received is highly susceptible to factors outside of the Company's influence such as market volatility, asset movement and investor behavior. Pro-rated chargebacks can occur when advisory fees are paid in advance. An estimated allowance, based upon historical experience, has been established to account for chargebacks. RIA advisory fee revenue is reported within Investment Advisor Fee Income in the Statement of Operations.

   Annuities & Trails:

   Annuities from various insurance companies for which the Company has selling agreements are offered for end investors to purchase. Introducing the investor to the insurance company is considered the main performance obligation of the selling agreement with the insurance company. The Company evaluates the needs of the investor, gathers all necessary documentation and completes a suitability review. The Company's performance obligation is considered complete once the insurance policy has been issued and delivered to the investor. Annuity commissions are paid to the Company based upon a percentage of the investment amount per the selling agreement between the Company and the insurance company. Annuity commissions are reported within Commissions and Fees in the Statement of Operations.

   The Company also receives variable consideration from trailing commissions. Revenue from fees paid in arrears are deemed variable consideration and recognized when they can be estimated without risk of significant reversal since the amount to be received is highly susceptible to factors outside of the Company's influence such as market volatility, asset movement and investor behavior. Trailing commissions are reported within Commissions and Fees in the Statement of Operations.

   General Securities:

   The Company is an introducing broker dealer and has entered into a fully disclosed clearing agreement with Pershing, LLC ("Clearing Firm"). The clearing firm is responsible for clearance, custody, trade confirmations and providing monthly investor account statements while the Company's performance obligation is to provide the clearing firm with an investor in order to execute and complete a sale. The clearing firm compensates the Company by paying a commission upon submission of purchases and sales. The Company offers mutual funds, unit investment trusts, exchange traded funds, real estate investment trusts, certificate of deposits, stocks, bonds and investment advisory services for purchase through the clearing firm. With exception of mutual funds and investment advisory services, revenue from the sale of clearing firm related products are considered general securities. The Company recognizes revenue at the point in time that it satisfies a performance obligation by transferring a promised service to an investor. The service is considered transferred when the investor obtains control of that asset, which is at the trade date. General securities commission revenue is reported within Commissions and Fees in the Statement of Operations.

OneAmerica Securities, Inc.
Notes to Financial Statements *(continued)*
December 31, 2019

1. **Organization and Significant Accounting Policies** *(continued)*

   Mutual Funds & 12b-1 Fees:

   Mutual funds and 529 plans are offered by the Company for purchase by investors on a fully disclosed basis. Purchases and sales may be made through the Company either directly with the fund company or through the clearing firm. The Company's performance obligation is to provide a suitable investor to the fund company after completing all regulatory requirements. Fund companies compensate the Company based on a percentage of the investment amount as stated in the fund prospectus. The Company recognizes mutual fund commissions at the point in time that it satisfies a performance obligation by transferring a promised service to an investor. An asset is transferred when the investor obtains control of that asset, which is at the trade date. Mutual fund commissions are reported within Commissions and Fees in the Statement of Operations.

   The Company also receives variable consideration in the form of 12b-1 fees under Rule 12b-1 of the Investment Company Act of 1940. These fees are considered constrained and are only included in the Company's financial statements to the extent that it is probable and that a significant reversal in the amount of cumulative revenue recognized will not occur when uncertainties such as market volatility, asset movement and investor behavior associated with the variable consideration is subsequently received. Revenue from 12b-1 fees are reported within Commissions and Fees in the Statement of Operations.

   Revenue Sharing:

   AUL variable products include separate accounts that allow investors to choose from an array of funds within investment categories according to their desire for risk tolerance and performance. AUL performs administrative services such as recordkeeping, sub-accounting services, pricing and plan enrollment while the Company acts as the distributor for the variable products offered by AUL. As distributor, the Company's obligations may include distributing prospectuses, sales literature and advertising materials and as a result, receives 12b-1 fees from the funds for marketing and distribution. Revenue sharing fees are a popular method for collecting all or a portion of the plan administrative fees performed by AUL through the plan's investment options. Revenue sharing can consist of 12b-1 fees, but can also consist of sub-TA fees, administrative and other fees. Fund companies compensate the Company according to fee schedules within each fund's prospectus. It is our practice, internally among affiliates, to transfer the fees received by the Company to AUL. The 12b-1 fees collected for marketing and distribution are recognized as earned and reported within Revenue Sharing Income in the Statement of Operations.

   Administrative Servicing Agreement:

   The Company has entered into an administrative service agreement with its parent company, AUL, whereby certain services have been agreed. The Company's performance obligation is to provide compliance and executive services. These services are ongoing and provided over the term of the service agreement. The amount that AUL pays the Company is calculated annually, expensed monthly and approved by the American United Mutual Insurance Holding Company Board of Directors. Over the course of the year, the Company recognizes the revenue received from the administrative services agreement in twelve equal periodic payments. Administrative service agreement fees are reported within Other in the Statement of Operations. See Note 1, Related Party Transactions, for additional detail.

9

1. Organization and Significant Accounting Policies (*continued*)

Other:

Miscellaneous revenue items of lesser significant amounts are also earned by the Company throughout the year. These amounts are included in "Other" within the "Disaggregated Revenue" table and primarily include revenue from real estate investment trusts ("REIT") and miscellaneous marketing fees. The Company's main business objective is to introduce investors to shares of the REIT, perform a suitability review and submit required paperwork. The Company's performance obligation for REIT sales are considered complete once the sale is finalized and the investor gains control of the asset. REIT commissions are paid to the Company based on a percentage of the investment amount as stated in the prospectus. REIT commissions are reported within Commissions and fees in the Statement of Operations.

Marketing fees from third party investment advisors ("Advisor") are paid to the Company as a percentage of AUM. The fee may be deducted from the client account in conjunction with the monthly or quarterly RIA fee depending on payment terms per agreements between the advisor and Company. Not all agreements with advisors allow for marketing fees to be paid to the Company. The Company accounts for these fees as a single performance obligation since the Company is performing a series of distinct services that are substantially the same such as training, marketing, staffing and educating its advisors. Marketing fees are reported within Commissions and fees in the Statement of Operations.

Related Party Transactions

AUL furnishes personnel, office space, legal counsel, information technology support and other related services to the Company through an administrative service agreement. This agreement specifies that a monthly payment be made by the Company. Consistent with prior years, the methodology for the determination of these costs is intended to approximate the actual costs incurred by AUL for providing certain services to the Company and is determined through the allocation of costs pursuant to AUL's standard cost allocation. For the year ended December 31, 2019, AUL provided services to the Company for which it earned and was paid $2,047,379. This amount is classified as an expense and included within General Office Expenses and Administration on the Company's statement of operations. In addition, the Company provided certain compliance and executive services to AUL including the distribution of proprietary products, principal suitability review involving the sale of proprietary products and the marketing of such products for which it earned and was paid $1,044,728. Income paid to the Company is calculated by dividing the OAS infrastructure costs minus the Company's share of agent benefits by the number of individual and retirement services registered representatives to approximate the cost of providing services to AUL. This amount is classified as revenue and included in Other within the Revenues section of the Company's statement of operations.

The Company has significant transactions with AUL. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Within the Company's statement of financial condition, the $322,572 classified as Due to parent, net, primarily represents unsettled revenue sharing amounts and general expense items.

The Company monitors excess capital and as a result, may pay dividends to AUL. During 2019, the Company paid a dividend of $500,000 to AUL which is included as a part of accumulated deficit on the statement of financial condition.

For the year ended December 31, 2019, the Company's statement of operations includes $15,757,855 of AUL Revenue Sharing Income, $874,642 of AUL Proprietary Income from variable product sales commission, and $27,532 of Insurance Agency Income offset by an equal amount of expense.

OneAmerica Securities, Inc.
Notes to Financial Statements (*continued*)
December 31, 2019

1. Organization and Significant Accounting Policies (*continued*)

Management Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

Management estimates that the aggregate carrying value of financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value. Financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing.

Concentrations of Credit Risk in Financial Instruments

The Company's cash on deposit balance is held with Fifth Third Bank and U.S. Bank and exceeds current Federal Deposit Insurance Corporation limits of $250,000.

The clearing and depository operations for the Company's securities transactions are performed by a single clearing broker pursuant to a clearance agreement. At December 31, 2019, the accrued commission receivable of $3,287,185 reflected on the statement of financial condition includes $71,257 representing an amount due from this clearing broker, whom is a member of a nationally recognized exchange. The remaining $3,215,928 consists of commissions and fees receivable from other third parties. The Company consistently monitors the credit worthiness of the clearing broker to attempt to mitigate its exposure to credit risk.

Contingencies

In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer. There are no lawsuits pending, threatened, or unasserted claims, assessments and litigation pertaining to the Company at the conclusion of 2019.

Recent Accounting Pronouncements

In July 2018, the FASB issued *Leases (Topic 842): Targeted Improvements,* or ASU 2018-11, and Codification Improvements to Topic 842, Leases, or ASU 2018-10. The amendments in ASU 2018-11 provide for an additional and optional transition method that allows an entity to initially apply ASC Topic 842 at the adoption date and recognize a cumulative effect adjustment to its opening balance of retained earnings in the period of adoption and continue its reporting for the comparative periods presented in accordance with the current lease guidance, ASC Topic 840. The amendments in ASU 2018-11 also provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead to account for those components as a single component in the nonlease components otherwise would be accounted for under the new revenue guidance, ASC Topic 606 and if certain conditions are met. The amendments in ASU 2018-10 provide additional clarification and implementation guidance on certain aspects of the previously issued Leases (Topic 842), or ASU 2016-02, and have the same effective and transition requirements as ASU 2016-02. The standard amends the existing accounting standards for lease accounting including requiring lessees to recognize most leases on the balance sheet. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial

OneAmerica Securities, Inc.
Notes to Financial Statements (*continued*)
December 31, 2019

1. **Organization and Significant Accounting Policies (*continued*)**

application, with an option to use certain transition relief. The new guidance is effective for annual periods beginning after December 15, 2018. The guidance is now effective and did not have a material impact on the financial statements.

In June 2016, the FASB issued *Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments*, or ASU 2016-13. ASU 2016-13 will change how companies measure credit losses on most financial instruments, including accrued commissions receivable. Companies will be required to estimate lifetime expected credit losses, which is generally expected to result in earlier recognition of potential credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The new guidance is effective for annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of ASU 2016-13.

2. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10-to-1.

The Company claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(2)(i) and k(2)(ii). Trade activities are cleared through the clearing firm, Pershing, on a fully disclosed basis. The Company promptly transmits all customer funds and delivers all securities, does not otherwise hold funds or securities for, or owe money or securities to customers.

At December 31, 2019, the Company had net capital, as defined, of $4,548,043 and $4,268,619 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 0.92 to 1.

3. **Income Taxes**

The Company is a member of a group that files a consolidated federal income tax return and may, depending on the jurisdiction, join certain members in filing consolidated state income tax returns. The Company is party to tax sharing agreements with AUL and OneAmerica Financial Partners, Inc. that principally provide that the Company will pay or receive an amount equal to the tax on its current year taxable income (loss) generated. Such payments are made through routine intercompany settlements. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes under U.S. GAAP, uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is more-likely-than-not (i.e., greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as a component of tax incurred.

The statute of limitations related to the consolidated federal income tax return that the Company is a member of is closed for all tax years up to and including 2015. The expiration of the statute of limitations related to the various state income tax returns that the Company files varies by state.

12

OneAmerica Securities, Inc.
Notes to Financial Statements (*continued*)
December 31, 2019

3. Income Taxes *(continued)*

As of December 31, 2019, management of the Company has reviewed all open tax years and concluded that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months. The net income tax expense for the year ended December 31, 2019, is as follows:

	Federal	State	Total
Current income tax expense	$ 333,700	$ 8,486	$ 342,186
Deferred income tax expense (benefit)	(56,059)	(15,089)	(71,148)
Net income tax expense (benefit)	$ 277,641	$ (6,603)	$ 271,038

The income tax payable net amount and deferred tax asset for the year ending December 31, 2019 is $197,623 and $154,933, respectively. The deferred tax asset is primarily composed of temporary differences related to non-deductible accruals and other state tax differences. The Company believes it's more-likely – than - not that it will realize the benefit of the deferred income tax assets, and therefore, a valuation allowance was not established.

A reconciliation of the income tax attributable to continuing operations computed at the federal statutory tax rate to the income tax expense included in the statement of operations, for the year ended December 31, 2019, is as follows:

Income tax expense at statutory tax rate (21%)	$ 271,315
Nondeductible expenses	4,939
State and local taxes, net of federal tax	(5,216)
Income tax expense	$ 271,038

4. Indemnifications

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

Management has evaluated the impact of all subsequent events through February 28, 2020, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
under Securities and Exchange Commission Rule 15c3-1
December 31, 2019

Total stockholder's equity	$	4,932,568
Nonallowable assets		
Prepaid expenses		(39,621)
Accrued commissions receivable		(375,048)
Income tax receivable, due from parent		(48,331)
Deferred tax asset		(154,933)
Other additions and or credits		
Discretionary bonus accrual (net of tax)		233,408
Net capital before haircuts		4,548,043
Haircuts		-
Net capital		4,548,043
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		279,424
Excess net capital	$	4,268,619
Computation of Aggregate Indebtedness		
Commissions payable (net of discretionary bonus accrual)	$	2,981,202
Accounts payable and accrued expenses		641,630
Due to parent, net		322,572
Income tax payable		245,954
Aggregate indebtedness	$	4,191,358
Ratio of aggregate indebtedness to net capital		0.92 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Part IIA Focus report filing as of December 31, 2019.

OneAmerica Securities, Inc.
Computation for Determination of Reserve Requirements and Information Related to
Possession and Control Requirements Under Securities and Exchange Commission
Rule 15c3-3
December 31, 2019

The Company claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this information and the information included in the Company's unaudited Part IIA FOCUS filing ("Regulatory Report"), as of the same date, as filed on January 27, 2020.



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of OneAmerica Securities, Inc.

We have reviewed OneAmerica Securities, Inc.'s (the "Company") assertions, included in the accompanying OneAmerica Securities, Inc. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019, except as described in its exemption report with respect to the exceptions listed below.

The following checks were not promptly transmitted as required by the guidance in paragraph (k)(2)(i) of Rule 15c3-3:

Month	Number of Exceptions
January	6
February	6
March	6
April	7
May	2
June	7
July	5
August	5
September	3
October	3
November	5
December	12
Total	67

The following checks were not promptly transmitted as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Exceptions
January	4
February	8
March	10
April	27
May	22
June	9
July	16
August	16
September	14
October	5
November	9
December	10
Total	150

PricewaterhouseCoopersLLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T:(317) 222 2202, F: (317) 940 7660, www.pwc.com/us



The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Indianapolis, Indiana
February 28, 2020



pwc

Report of Independent Accountants

To Management and the Board of Directors of OneAmerica Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by OneAmerica Securities, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of OneAmerica Securities, Inc. for the year ended December 31, 2019, solely to assist the specified parties in evaluating OneAmerica Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for OneAmerica Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: payments made to SIPC included $4,223 paid on July 29, 2019 (check number 2000000116) and $4,758 paid on February 12, 2020 (check number 2000000182). Check payment copies were obtained from Bryan Hartley, Financial Reporting. We agreed both the July and February check amount and payee to the applicable check register evidencing amounts were paid. No differences were noted.
2. Compared the Total Revenue amount of $40,442,032 reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2019 to the Total revenue amount of $40,442,032 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 2c (1), of $17,414,053 representing commission revenues received in connection with the distribution of shares of a registered open end investment company or unit investment trust or derived from the sale of variable annuities, to the SIPC-7 reconciliation file provided by Bryan Hartley, Financial Reporting. The reconciliation was agreed to the Company's 2019 general ledger. No differences were noted.
   b. Compared deductions on line 2c (3), of $210,499, representing clearance paid to other SIPC members (Pershing) in connection with the securities transactions, to the SIPC-7 reconciliation file and the Pershing Transaction Charges file provided by Bryan Hartley, Financial Reporting. The reconciliation and support file was agreed to the Company's 2019 general ledger. No differences were noted.
   c. Compared deductions on line 2c (8), of $16,830,115, representing other revenue not related either directly or indirectly to the securities business such as revenue received under the revenue sharing agreement, insurance agency fees and administrative service agreement, to the SIPC-7 reconciliation file provided by Bryan Hartley, Financial



Reporting. The reconciliation was agreed to the Company's 2019 general ledger. No differences were noted.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $5,987,365 and $8,981, respectively of the Form SIPC-7. No differences were noted.

    b. Recalculated the mathematical accuracy of the Form SIPC-7 reconciliation file (an Excel document) provided by Bryan Hartley, Financial Reporting. We agreed revenue amounts included in the reconciliation file to the sum of the corresponding amounts on the Company's filed FOCUS Reports. No differences were noted.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management and the Board of Directors of the Company and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Indianapolis, Indiana
February 28, 2020